November 26, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kate Tillan
David Irving
Austin Stanton
Lulu Cheng

Re:	FTAC Emerald Acquisition Corp.

Registration Statement on Form S-4

Filed October 7, 2024

File No. 333-282520

To the addressees set forth above:

On behalf of FTAC Emerald Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2024. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission through its EDGAR system.

For ease of review, we have set forth below each of the numbered comments from the Staff’s comment letter to the Registration Statement, received on November 7, 2024, in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

November 26, 2024

Registration Statement on Form S-4 filed October 7, 2024

General

1.	We note that there are various placeholders throughout the document. In your next amendment, please fill in these placeholders or tell us when you are able to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: The Staff’s comment is noted. We confirm that all missing or bracketed information in the Registration Statement will be incorporated in a complete, subsequent amendment prior to effectiveness of the Registration Statement. We confirm that we understand the Staff will need sufficient time to review this information and may have additional comments at that time.

2.	Please file an opinion on tax matters as required by Item 601(b)(8) of Regulations S-K or provide us with your analysis regarding why Item 601(b)(8) is not applicable. In this regard, we note that Fold and Emerald intend qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has filed a tax opinion of the Company’s counsel as Exhibit 8.1 to the Amended Registration Statement.

3.	Please present in tabular form the amount of compensation received or to be received by the SPAC sponsor, the amount of securities issued or to be issued to the SPAC sponsor and the price paid or to be paid for such securities and, outside of the table, the extent to which SPAC sponsor compensation and securities issuance will result in dilution to the equity of non-redeeming shareholders. Refer to Item 1604(b)(4) of Regulation S-K.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page iv of the Amended Registration Statement.

4.	Please revise to include tabular disclosure of the terms of any agreement, arrangement or understanding regarding restrictions on transfers by the SPAC sponsor and its affiliates. Refer to Item 1603(a)(9) of Regulation S-K.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 232 of the Amended Registration Statement.

Cover Page

5.	On the inside front cover page, please state that the prospectus incorporates important business and financial information about the company that is not included in or delivered with the document and that this information is available without charge to security holders upon written or oral request. Give the name, address, and telephone number to which security holders must make this request. In addition, you must state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Specify the date by which security holders must request this information. You must highlight this statement by print type or otherwise. Refer to Item 2 of the Form S-4 General Instructions.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 2 of the Amended Registration Statement.

November 26, 2024

Questions and Answers About the Business Combination, page 8

6.	We note your disclosure here and in the Summary section that Fold “partners with an exchange to offer bitcoin exchange and custody services with low fees, instant withdrawals, and insured custody [and] Fold products and services are available in the United States through the Fold mobile app.” We also note your disclosure on page 205 of your partnerships with BitGo and Fortress and the services offered through such partnerships. Please revise to clarify:

●	Whether the exchange that Fold partners with is BitGo and/or Fortress, and if it is Fortress, how Fortress qualifies as an exchange;

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to clarify that Fold partners with third-party service providers Fortress Trust LLC and BitGo Trust Company Inc., collectively the “bitcoin service providers”, to offer bitcoin exchange and custody services. Please see pages 11, 22, and 191 of the Amended Registration Statement.

●	Which “Fold products and services” are available in the U.S. through the Fold mobile app; and

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to specify that each of Fold’s products and services are available in the United States. Please see pages 11 and 22 of the Amended Registration Statement.

●	How you “offer eligible customers the ability to buy, sell, store, insure, and withdraw bitcoin using the Fold app via an ‘Exchange Account,’” which products and services you offer through BitGo versus through Fortress, how you earn revenue via transaction fees and transaction spreads, and the terms and provisions of the coverage for “insured custody” (including, the amount, scope, term, termination provisions, renewal options and limitations on insurance coverage).

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment as follows:

●	We have further discussed how we offer eligible customers the ability to buy, sell, store, insure, and withdraw bitcoin on pages 191-192 of the Amended Registration Statement.

●	We have further discussed how we earn revenue via transaction fees and transaction spread on page 211 of the Amended Registration Statement.

●	We have further discussed the terms and provisions of the insured custody product on pages 49, 191 and 221 of the Amended Registration Statement.

November 26, 2024

Additionally, please include step-by-step descriptions of how a customer accesses your various products and services through the Fold mobile app.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 192 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus
Ownership of New Fold After the Closing, page 26

7.	We note that you provided a table that details the ownership in New Fold after the Business Combination, assuming no redemption and maximum redemption. Please revise to include additional columns for different redemption levels. Additionally, outside of the table, please describe each material potential source of future dilution that may occur, including sources not referenced in the table. Refer to Item 1604(c) of Regulation S-K.

Response: The Company has revised its disclosure on page 26 of the Amended Registration Statement in response to the Staff’s comment to include an additional column for a 25% redemption scenario. The Company notes that the maximum redemption scenario described is already less than 50% due to certain net tangible asset requirements as described within the Merger Agreement. Additionally, the Company has updated its disclosures on pages 111 – 119 of the Amended Registration Statement to reflect this additional 25% redemption scenario throughout the Article 11 unaudited condensed combined pro forma financial statements and elsewhere throughout the Amended Registration Statement. The Company has also revised its disclosure on page 97 of the Amended Registration Statement outside of the table to describe each material potential source of future dilution that may occur, which include the public and private warrants issued by the Company. All other potentially dilutive securities of the Company and of Fold have been reflected within the ownership table.

Risk Factors
Risks Related to Fold’s Business and Industry
Loss of a critical banking or insurance relationship, page 47

8.	We note that you rely on insurance carriers to insure customer losses resulting from a breach of your physical security, cyber security, or by employee or third party theft. Please expand to describe these insurance policies and the degree to which such policies provide coverage for customer losses.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 52 of the Amended Registration Statement.

November 26, 2024

Our and our customers’ Bitcoin could be subject to risk, page 49

9.	We note your disclosure here that your proprietary bitcoin held at BitGo are held in separate wallets under Fold’s name and are not commingled with bitcoin held on behalf of your customers, BitGo’s other customers or BitGo itself. We also note your disclosure on page 70 that bitcoin held on behalf of your customers are held in omnibus cold storage wallets either by BitGo as sub-custodian or by Fortress. Please confirm that your proprietary bitcoin are held in separate cold wallet, but your customers’ bitcoin are held in omnibus cold storage wallets, in each case by BitGo and Fortress. Please also discuss the risks associated with the different custody arrangements for your proprietary bitcoin versus your customers’ bitcoin, and any policies and procedures BitGo and Fortress have regarding the commingling of assets for customer bitcoin held in omnibus wallets.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 49-52 of the Amended Registration Statement for revisions related to bitcoin custody arrangements.

Our or our third-party partners’ failure to safeguard, page 49

10.	Please revise to clarify how and where the private keys held by you and Unchained Capital for your proprietary bitcoin are stored, and whether there is insurance coverage for your proprietary bitcoin, and the terms and provisions of such insurance coverage. Please also revise to clarify the proportion of your proprietary bitcoin custodied with BitGo that are held in cold versus hot storage. In this regard, we note your statement that “[n]early all of [your] proprietary bitcoin that [you] custody with BitGo is also held in cold storage, with a small amount held in self-managed hot wallets for operational purposes.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 49 of the Amended Registration Statement for revisions related to Fold’s proprietary bitcoin custody arrangements.

11.	Please revise to clarify the relationship between BitGo and Fortress as custodians, the proportion of customer bitcoin held by BitGo versus Fortress, and the proportion of customer bitcoin held in cold versus hot storage. In this regard, we note your disclosure that “[a]ll of the Bitcoin held on behalf of [your] customers by BitGo (whether through a direct relationship with a customer or in its capacity as sub-custodian for Fortress) is retained in “cold storage”… [and] [t]he remaining Bitcoin held by Fortress for [your] customers directly is maintained in a hot wallet to facilitate prompt withdrawals.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 50-51 of the Amended Registration Statement for revisions related to customer bitcoin custody arrangements.

November 26, 2024

Other Risks Related to Fold’s Business and Financial Position
We may from time to time make acquisitions and investments, page 54

12.	Please revise to clarify whether Fold currently has any plans, proposals or understandings, formally or informally, to make acquisitions or strategic investments.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 55 of the Amended Registration Statement for revisions.

Our investments in Bitcoin are subject to volatile market prices, page 54

13.	Please update the bitcoin balance in your Treasury accounts to a more recent date.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 56 and 212 of the Amended Registration Statement for revisions.

We may suffer losses due to abrupt and erratic market movements, page 58

14.	Please expand your discussion to address price volatility risks relating to trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise. Please also provide examples of historical and recent price volatilities.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 59-60 of the Amended Registration Statement.

A temporary or permanent blockchain “fork”, page 59

15.	Please revise to clarify your policy with respect to any fork, airdrop or similar event.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 61 of the Amended Registration Statement.

Risks Related to Bitcoin
Transferring Bitcoin on the Bitcoin blockchain involves risks, page 59

16.	Please clarify the statement that your “Bitcoin Service Providers represent that they hold customer assets one-to-one at all times (emphasis added).”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to clarify the relevant statement. Please see page 61 of the Amended Registration Statement.

November 26, 2024

Risks Related to Government Regulation and Privacy Matters
If we or our third-party providers fail to protect confidential information, page 64

17.	We note that you own and manage some of the IT Systems but also rely on third parties for a range of IT Systems and related products and services. We also note your statements on page 67 that you rely upon third-party service providers, payment processors and financial institution partners to provide key components of your services on your behalf, and on page 70 that you rely on third parties in connection with many aspects of our business. Please describe and file any material contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that Fold does not believe that its IT systems agreements referenced in the above-mentioned comment are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K because (i) such agreements were made in the ordinary course of business and (ii) Fold’s’ business is not substantially dependent on these agreements. Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant .... ” Furthermore, item 601(b)(10)(ii) states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made in the ordinary course unless it falls within one of several enumerated categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. The only category potentially relevant in the instant case is described in Item 601(b)(10)(ii)(B) as a “contract upon which the registrant’s business is substantially dependent.”

Fold’s ordinary course of business involves providing bitcoin financial services through an app. As part of these service offerings, Fold relies on numerous third-party providers, including IT systems providers, to service its broad customer set. Fold advises the Staff that all such IT systems agreements are the type that accompany the kind of business conducted by Fold in the ordinary course, no one contract is material to Fold in amount, scope or significance and Fold is not substantially dependent on any one agreement. If any such IT services supplier were to terminate its contract with Fold, Fold believes that it could transition to one or more alternative providers or partners, and although any such transition could be potentially disruptive in the short-term, it would not prevent the Fold from operating its business or materially impact Fold’s business or financial results.

The Company undertakes to describe the terms of any material agreements with third-party service providers, payment processors and financial institution partners and file any such agreements in a subsequent amendment to the Registration Statement.

Risks Related to Third Parties
We are subject to risks related to the banking and financial services ecosystem, page 71

18.	Please revise to discuss Sutton Bank’s response to the FDIC enforcement order, and the outcome and status of any plan it devised.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it is not in possession of any information regarding Sutton Bank’s response to the FDIC enforcement order, nor the outcome or status of any plan devised in relation thereto. The Company further submits that such information does not appear to be publicly available at the time of this filing. To the extent any developments in such matter are material to the Company and made publicly available, the Company will update such disclosure in future filings, as applicable.

Risks Related to Emerald’s Business and the Business Combination
Changes to laws or regulations, page 101

19.	Please revise to identify the non-U.S. jurisdictions to which you are subject, and describe in greater detail the laws and regulations that are applicable to your business.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 103 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Basis of Pro Forma Presentation, page 114

20.	You disclose you include adjustments that are (1) directly attributable to the Business Combination and the Transactions and (2) factually supportable. Tell us how your presentation considered Item 11-02(a)(6)(i) of Regulation S-X. Also refer to Item 8-05 of Regulation S-X.

Response: The Company has revised its basis of pro forma presentation disclosure on page 117 of the Amended Registration Statement in consideration of the guidance provided by Item 11-02(a)(6)(i), and notes that the pro forma adjustments reflect the requirements therein, in response to the Staff’s comment.

November 26, 2024

Note 2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 115

21.	For adjustment (b) related to Fold’s SAFEs, tell us why the adjustment assumes the issuance of New Fold Common Shares in exchange for the SAFEs and how you determined the amount of shares to be issued.

Response: The Company has revised its disclosure for adjustment item 2(b) on page 119 of the Amended Registration Statement in response to the Staff’s comment to clarify that the conversion of SAFEs to Fold common shares occurs prior to the recapitalization, as the Business Combination triggers the conversion. The number of shares to be issued was determined based on the contractual requirements of the Fold SAFEs.

Note 3. Unaudited Pro Forma Condensed Combined Statements of Operations, page 116

22.	For adjustment (b), tell us how you determined the amount of the share-based compensation expense recognized related to Fold’s RSUs.

Response: The Company has determined the amount of share-based compensation expense to be recognized in accordance with the requirements of ASC 718, based on vesting conditions and the fair value of the grants. The Fold RSUs have two vesting criteria that must both be met in order for share-based compensation expense to be recognized per the guidance in ASC 718-10-55-78. Each award contains a time-based service condition and an event-based performance condition whereby vesting does not occur until both conditions are met. As the performance condition is not determined to be probable at the time the financial statements were issued, no expense has been recorded for these awards in the historical periods. For any awards for which the service condition has been met, the Business Combination triggers the performance condition to be met, and therefore results in the vesting of those units as well as the corresponding expense recognition. For any awards for which the service condition has not yet been met or has been partially met, those awards will vest ratably over the remaining service period after the consummation of the Business Combination. The Company’s pro forma adjustment related to share-based compensation expense has therefore been calculated to include:

●	The total expense related to unvested Fold RSUs as of the pro forma transaction date that vest because the performance condition has been met and the employees have already satisfied the service condition; and

●	The expense related to the awards that continue to vest under the service condition during the pro forma period based on the grant date and terms of each individual RSU award. Each of the awards outlined above were valued as of the grant date, using a 409a valuation report to reflect the value of the common stock as of or within close proximity to the grant date. The amount of share-based compensation expense to be recognized is based on the grant date fair value of each award and its respective vesting status.

November 26, 2024

Information About Fold, page 186

23.	We note your statements that “Fold is a leading bitcoin financial services company…. Fold is among the leading gateways to earning, buying, and living on bitcoin.” With a view toward balanced disclosure, please provide support for these statements or remove these claims.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 10, 22 and 191 of the Amended Registration Statement.

24.	Please provide support for your statement that “In 2020, Fold partnered with Visa to launch the first ever bitcoin rewards debit card, the Fold Visa Prepaid Card (emphasis added).”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 191 of the Amended Registration Statement.

25.	Please revise to include the information required by Item 701 of Regulation S-K as it relates to Fold, Inc.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 267 of the Amended Registration Statement.

Our Products and Services Rewards Network, page 186

26.	We note on page 54 that your goal is to maintain an amount of bitcoin in your Rewards Treasury sufficient to satisfy your obligations to provide customer rewards in accordance with your user agreements, and you try to purchase bitcoin for your Rewards Treasury at a similar cost basis to the rewards earned by your customers. We also note that customer rewards are denominated in bitcoin as of the date the rewards are earned. Please revise here to provide a materially complete description of the terms of your user agreements with respect to customer bitcoin rewards, how you value the amount of bitcoin rewards both at the time earned or redeemed by customers and on an ongoing basis, when bitcoin rewards are credited to or debited from customer accounts, how customers can use the bitcoin rewards (including but not limited to whether they have to first convert to fiat currency), how you make the determination when to replenish the Rewards Treasury, and how you calculate the cost basis of the bitcoin reward earned by customers and the bitcoin you purchase. Please include step-by-step descriptions of your process for depositing bitcoin rewards and purchasing bitcoin for the Rewards Treasury and/or the Investment Treasury, if and when bitcoin are transferred from the Investment Treasury to the Rewards Treasury or vice versa, and the process by which a customer can redeem bitcoin reward.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 191-192 of the Amended Registration Statement.

November 26, 2024

Custody & Trading, page 186

27.	Please revise to describe how you allow your customers to “access bitcoin exchange...with low fees” and identify such bitcoin exchanges; how your “platform integrates with third-party service providers that allow users to buy bitcoin via spot trades, recurring trades, direct deposits, and by rounding up spare change on Fold Card purchases,” and identify these third-party service providers; and how you “partner with multiple qualified custodian exchange providers for enhanced security, liquidity, access, and product functionality” and identify these qualified custodian exchange providers.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 191 of the Amended Registration Statement.

Industry Overview Bitcoin, page 187

28.	Please provide support for your statement that “[a]s of August 13, 2024, Bitcoin had increased by 1,541% in U.S. dollar terms since January 2019, making it among the best performing assets of the decade,” or delete.

Response: The Company has revised the Amended Registration Statement to include a reference to CoinMarketCap as the source of the data presented in response to the Staff’s comment. Please see page 194 of the Amended Registration Statement.

29.	Please provide balanced disclosure with respect to halving, and address risks related to the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 195 of the Amended Registration Statement.

Regulatory Environment, page 195

30.	Please revise to describe in greater details the AML, KYC and other procedures conducted by you and your third-party custody partners.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 202-203 of the Amended Registration Statement.

Legal and Regulatory Proceedings, page 197

31.	Please confirm that Fold, Inc. is not subject to any legal proceedings that would be required to be disclosed under Item 103 of Regulation S-K.

Response: The Company confirms that Fold is not subject to any legal proceedings that would be required to be disclosed under Item 103 of Regulation S-K and has revised the disclosure on page 204 of the Amended Registration Statement accordingly.

November 26, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the years ended December 31, 2023 and 2022
Operating expenses, page 209

32.	You refer to total cost of sales, but you do not include a line item for total cost of sales on page F-4. Please disclose how you define total cost of sales and tell us whether the amount includes all costs of your sales. Refer to SAB Topic 11.B.

Response: In response to the Staff’s comment, the Company has revised the Amended Registration Statement by removing reference to cost of sales. Please see pages 215 and 218 of the Amended Registration Statement.

Information About Emerald, page 216

33.	Please revise to include all of the information regarding the Sponsor required by Item 1603 of Regulation S-K.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 229-236 of the Amended Registration Statement.

Directors and Executive Officers After the Business Combination
Directors and Executive Officers, page 230

34.	Please revise to provide disclosures relating to the directors’ and executive officers’ experiences. In this regard, we note your statement on page 194 that you are “a founder-led business with an experienced management team that brings together viewpoints from both technology and financial services.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to include the required disclosure with respect to the directors and officers of New Fold that have been identified as of the filing of the Amended Registration Statement. Additional information with respect to the remainder of the New Fold directors and officers, as well as disclosure regarding governance matters, will be included in a subsequent filing. Please see pages 245-246 of the Amended Registration Statement.

November 26, 2024

Fold Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Customer Rewards Liability, page F-11

35.	With respect to your customer rewards liability accounting, please ensure that you summarize in your disclosure the relevant terms and conditions related to your accounting. For example, clarify how you distinguish between revenue rewards which are netted against revenues and marketing rewards which are not, how you determine when a reward is earned, and whether rewards are subject to any constraint as a result of being subject to expiry (or for any other reason). With respect to the redemption of rewards, clarify how and when a user redeems rewards and how you factor that into your determination of the related liability.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-35 of the Amended Registration Statement related to its accounting for Fold’s customer rewards liability.

36.	You disclose that users may redeem the rewards to receive bitcoin by initiating a withdrawal to a personal, external bitcoin wallet. Tell us why redemption must be to an external wallet. Clarify whether a user may redeem their reward to their account with your custodian exchange providers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-35 of the Amended Registration Statement to clarify that users may redeem their bitcoin rewards to an external personal wallet or to an account with Fold’s qualified custodians.

Revenue recognition
Banking and payments, page F-12

37.	With respect to your disclosure for your banking and payments revenues, please revise the disclosure to (i) identify your customer in these transactions and (ii) for variable consideration, clarify whether or not you constrain your estimates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-11 and F-35 of the Amended Registration Statement related to its identification of the customer within the banking and payments revenue stream and to clarify Fold’s evaluation of variable consideration, respectively.

38.	With respect to revenues from merchant offers, we note that you recognize the revenue gross as the principal in these transactions and not net as an agent. Provide us with your accounting analysis in determining that you are the principal and should recognize the revenues gross.

Response: The Company hereby informs the Staff that Fold considered guidance within ASC 606-10-55-36 to 55-40 in assessing whether Fold is the principal or agent in merchant offer transactions. Fold management considered the following in reaching the conclusion that Fold is the principal in these transactions:

●	Fold obtains control of merchant offers prior to transferring them to the end user (criteria 1 of ASC 606-10-55-37A). Specifically, Fold purchases merchant offers from wholesalers prior to delivering them to end users, and carries those merchant offers as prepaid balances until delivery. Fold bears inventory risk as Fold holds the merchant offers as a prepaid asset prior to end users purchasing them. Fold has the right to obtain all the benefits from these merchant offers and prepaid amounts in inventory prior to sale to the end user of the Fold app (criteria 2 of ASC 606-10-55-39).

●	Fold is primarily responsible for delivering merchant offers to the user and bears all chargeback risk if the merchant offers do not meet customer specifications (criteria 1 of ASC 606-10-55-39).

November 26, 2024

●	Fold customers do not transact directly with merchant offer wholesalers, and they must use the Fold app to access and obtain those offers. Fold offers this service in conjunction with the rest of the Fold app services (criteria 3 of ASC 606-10-55-37A).

●	The entity has discretion in establishing the price for the specified good or service. Specifically, Fold controls what denominations of gift cards are made available on the Fold app. For example, Fold can choose to offer a $50 Amazon gift card, a $100 Amazon gift card, or a $500 Amazon gift card (criteria 3 of ASC 606-10-55-39).

Based on these facts and circumstances, Fold is the principal in these transactions and therefore recognizes (1) gross revenues for the sales price of the merchant offers to the customer, and (2) gross costs of sales for the cost of each merchant offer sold.

39.	We note from page 186 that you offer a checking account that supports direct deposits and bill payments, and the checking accounts are offered through Sutton Bank. Disclose how you account for these services and the related cash. Tell us the amount of revenues recognized for each period presented from these services.

Response: In response to the Staff’s comment, the Company notes that there are no revenues earned or recognized related to the checking account product administered by Sutton Bank and therefore no changes are required to the related disclosure in the Amended Registration Statement. The checking account simply provides Fold customers with the ability to deposit US dollars, which can then be spent on the Fold Card, to purchase merchant offers, pay bills or to purchase bitcoin through the Fold app. To access the checking account feature, Fold customers must sign a Fold Card Program Agreement, which is a contract directly between the customer and Sutton Bank. All customer funds under this agreement are held at Sutton Bank and Fold does not custody those funds. Fold earns no revenues or interest income on balances held by customers at Sutton Bank.

Share-based compensation expense, page F-14

40.	You disclose that the fair value of your RSAs and RSUs is determined as the most recent valuation price of your common stock on the date of the grant. Tell us how you are able to measure your RSAs and RSUs at fair value on the date of grant if your fair value determination is based on the most recent valuation price.

Response: In response to the Staff’s comment, note that a 409a valuation is performed at least annually to value Fold’s common stock, and more frequently depending on the timing and materiality of subsequent equity award issuances. When considering each grant date for the RSA and RSU awards within the past two fiscal years, Fold has obtained a 409a valuation within the quarter for each grant and further evaluates whether any facts and circumstances have changed within the micro- or macro-economic environment, as well as company-specific performance, that would warrant an additional 409a valuation to be performed.

November 26, 2024

Note 3. Revenue, page F-16

41.	Please revise your next amendment to disclose revenues by the revenue streams discussed on pages 205 and F-12 - subscriptions, debit card program, Visa incentive and merchant offers. Separately provide this level of revenue disaggregation in your financial statements as required by ASC 606-10-50-5.

Response: The Company acknowledges the Staff’s comment and respectfully submits the following information to support Fold’s existing presentation of disaggregated revenues.

In consideration of ASC 606-10-50-5, the Company notes that the categories of revenue currently included in Banking and Payments, including subscriptions, debit card program revenues, revenues related to the Visa incentive, and merchant offers are separate but interconnected products that contribute to revenues and cash flows in conjunction with each other. For example, for the nine months ended September 30, 2024, 96% of merchant offers were purchased with a Fold Card. In addition, Visa incentive revenues are recorded in direct proportion to Fold Card volumes, and Fold primarily incentivizes users to sign up for its Fold+ subscription by reducing transaction fees and increasing rewards on Fold Card transactions as well as by providing access to exclusive merchant offers. While Fold assesses each of these revenue streams separately for revenue recognition purposes, they all derive primarily from Fold Card transactions which are funded by user accounts at Sutton Bank.

In consideration of ASC 606-10-55-90a, Fold’s current level of disaggregation is consistent with the levels of disaggregation presented to investors. As an example, both historical and forecasted revenue information within the investor presentation filed with the Commission on October 8, 2024 (Form 8-K, Exhibit 99.1) was presented with the same level of disaggregation. That level of disaggregation is also the principal level of disaggregation Fold presents to investors in private fundraising rounds.

In consideration of ASC 606-10-55-90b, Fold’s current level of disaggregation is also consistent with the levels of disaggregation used to prepare internal forecasts and financial review packages for its Chief Operating Decision Maker’s review (ASC 606-10-55-90B).

In consideration of ASC 606-10-55-91, Fold is currently only available in the United States, it only sells products to retail consumers, and all of its products are available for sale to all customers. Fold’s products are primarily transaction-based and the majority of its revenues follow similar contract durations and are earned on a similar timeframe in conjunction with the transaction.

For these reasons, the Company and Fold believe that the current level of disaggregation is most appropriate to provide users of Fold’s financial statements with relevant information about its business, and therefore have not made any revisions to the existing presentation in the Amended Registration Statement.

Note 4. Digital Assets, page F-17

42.	Given that you classify the Rewards treasury as current assets and the Investment treasury as non-current assets, please consider providing separate rollforwards in your footnotes for both the Rewards treasury and Investment treasury in your next amendment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 and F-38 of the Amended Registration Statement to include separate rollforwards for the Rewards treasury and Investment treasury for all periods presented.

Note 13. Fair Value Measurements, page F-24

43.	For the customer rewards liability, please include all of the disclosures required by ASC 820-10-50-2(bbb).

Response: In response to the Staff’s comment, the Company has revised its disclosure to include a description of the techniques and inputs to the fair value measurement of Fold’s customer rewards liability and quantification of the Level 3 significant unobservable input, identified as the estimated rewards forfeiture rate, as required by ASC 820-10-50-2(bbb), on pages F-25 and F-44 of the Amended Registration Statement.

November 26, 2024

Note 14. Safeguarding Obligation for Digital Assets, page F-26

44.	Please disclose the nature of the digital assets that you are responsible for holding for your customers, with separate disclosure for each significant digital asset, as well as the vulnerabilities you have due to any concentration in such activities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-25 and F-44 of the Amended Registration Statement to clarify that the digital assets that Fold’s qualified custodians are responsible for holding on behalf of its customers are solely comprised of bitcoin.

Note 7. SAFEs, page F-37

45.	With respect to the SAFEs you issued during 2024 that were funded with $50.0 million of bitcoin, clarify your disclosure to (i) explain what you mean by an option to redeem the nominal quantity of bitcoin used to fund those SAFEs, (ii) discuss how you will determine the USD value of the SAFEs for purposes of issuing your preferred stock, and (iii) explain how you may use the bitcoin and what you mean by treasury purposes. Further, tell us the pertinent rights and obligations of these instruments and provide us with your accounting analysis. Cite the accounting literature you applied and how you applied it to your facts and circumstances. In your response, tell us who controls the bitcoin you received in exchange for theses SAFEs and why.

Response: In response to points (i), (ii), and (iii) of the Staff’s comment, the Company has revised its disclosure on pages F-27-F-28 of the Amended Registration Statement to include additional discussion surrounding the SAFEs issued in 2024. Further, to clarify its accounting analysis and conclusions, the Company has revised its disclosure on page F-39 of the Amended Registration Statement.

With regards to the SAFEs issued in 2024 that were funded with bitcoin, that bitcoin is held in Fold’s Investment Treasury at BitGo Trust Company, Inc. (“BitGo”). Fold’s proprietary bitcoin custodied at BitGo is held in segregated cold storage wallets in Fold’s name and is not commingled with Bitcoin held on behalf of its customers, BitGo’s other customers, or BitGo itself. Any movement of these funds must be initiated by Fold.

46.	With respect to the other SAFEs you issued, on page F-19, you disclose that (i) liquidity events include changes of control, direct listing, or initial public offerings and (ii) upon a liquidity event or dissolution event, the investors to the SAFEs will automatically be entitled to receive cash proceeds equal to, at a minimum, the purchase amount. On page 212, you disclose that these agreements are structured to be settled via the delivery of common and/or preferred shares upon execution of a liquidity event and are not payable in cash or cash equivalents unless a change of control occurs. Please reconcile these statements.

Response: In response to the Staff’s comment, the Company has revised its discussion regarding SAFEs in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 220 of the Amended Registration Statement to clarify the contractual rights of the investors to the SAFEs at the occurrence of a liquidity event.

November 26, 2024

Note 9. Share-Based Compensation Expense, page F-39

47.	Please provide us with an analysis of the valuation of your RSUs over the past twelve months, including the method used for determining fair value and the nature of the material assumptions, whether the valuations were contemporaneous, the weightings applied, the determination of comparable companies, and any discounts. Relate the analysis to key milestones in your development.

Response: The Company submits the below additional information to assist with the Staff’s review of the valuation of Fold’s RSUs issued during the twelve-month period from September 30, 2023 through September 30, 2024, including the method used for determining the fair value and the nature of the material assumptions.

December 2023 Valuation:

To support the value of its RSU grants issued on January 9, 2024, Fold obtained a third-party 409a valuation as of December 31, 2023 (the “December 2023 Valuation”).

The December 2023 Valuation was performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Valuation Guide”). This valuation utilized the Guideline Public Company (“GPC”) method by leveraging guidance company market multiples and ratios such as revenue, earnings before interest and taxes (EBIT), earnings before interest, taxes depreciation and amortization (EBITDA) and net income and/or tangible book value to apply to Fold’s corresponding financial data to compute the implied total value of Fold equity. Guideline companies were selected based on business description, financial size and performance, and stock liquidity. Weighting was applied to the identified guideline public companies to obtain multiples that most appropriately reflected Fold’s current performance and financial metrics. Once the enterprise value was established, an option pricing model (“OPM”) was used to calculate the fair value of the Fold common stock. The OPM utilized the equity value, risk free interest rate, volatility, and a probability weighted time to exit.

●	Equity Value: The implied equity value was calculated based on the guideline peer company method described above.

●	Risk-free Rate: The risk-free rate used was the constant maturity U.S. Treasury rate corresponding to the applicable time to liquidity.

November 26, 2024

●	Equity Volatility: The December 2023 Valuation considered the volatility of companies operating in Fold’s industry as well as Fold’s capital structure and risk profile relative to the peer group. The list of companies was further refined to include only companies with securities traded on major exchanges with sufficient pricing and volume.

●	Time to Liquidity: In the context of the OPM, the time to a liquidity event constitutes the time until a company completes an initial public offering, is acquired, or liquidates assets through a dissolution sale. In determining the time to liquidity, the December 2023 Valuation relied upon guidance from the Fold Board of Directors, which estimated a two-year period to a liquidity event. Note, at the time the valuation was performed, negotiations with the Company had not yet begun and Fold was in the early stages of evaluating its readiness to enter the public market.

A discount for lack of marketability (“DLOM”) was then applied to the OPM computed value to reflect Fold’s status as a private company. The DLOM rate used was selected based primarily on put option models to satisfy the AICPA’s preference to use quantitative approaches over more subjective approaches when appropriate. Court case rulings, restricted stock studies, and IPO studies were also considered to gauge the reasonableness of the put option model results on put option models.

September 2024 Valuation:

To support the value of its RSU grants issued on August 30, 2024, Fold obtained a third-party 409a valuation as of September 30, 2024 (the “September 2024 Valuation”). Fold evaluated whether there were any material changes to forecasts or events from August 30 to September 30, 2024 that would impact the value of its common stock, noting no material changes. As such, the September 2024 Valuation was used to support the valuation of the August 30, 2024 RSU grants.

The September 2024 Valuation approaches and methods considered were similar to the ones used in the December 2023 Valuation. However, given the execution of the Merger Agreement between the Company and Fold on July 24, 2024, the September 2024 Valuation relied on a scenario method described in the AICPA Valuation Guide. Under the Probability-Weighted Expected Return Method (“PWERM”), an 80.0% probability was assigned to a SPAC merger scenario (Scenario 1). Under this scenario the Current Value Method (“CVM”) was applied to value the Common Stock. The remaining 20.0% probability was assigned to a scenario where Fold remains a private company (Scenario 2). Within this scenario the value determined utilized both the Discounted Cash Flow (“DCF”) and the Guideline Public Company (“GPC”) method, the implied equity under this scenario was allocated among the outstanding securities of Fold as of the September 2024 Valuation Date using an Option Pricing Model (“OPM”).

Scenario 1: Under the SPAC merger scenario, Fold’s equity value was calculated as the purchase price under the Merger Agreement between the Company and Fold ($365 million) divided by the fully diluted shares outstanding, taking into account the expected trading price of the Company’s common stock, which is estimated at closing to be $10.72 per share. Given the transaction is expected to close within a years’ time, the CVM method was adjusted to present value using the closing common stock value at the Company’s cost of equity.

November 26, 2024

Scenario 2: Fold’s equity value under the remaining private company scenario was derived from the DCF method and GPC method. Each scenario was given a 50% weighting.

●	The DCF method involved estimating the future cash flow of Fold over a ten-year discrete period then discounting them to present value. The cash flow stream is expected to continue beyond the discrete period, so a terminal value of the enterprise was estimated using a long-term growth rate of 3.0% and discounted to present value. The discount rate selected was based on consideration of the risks inherent in the investment and market rates of return available from alternative investments of similar type and quality as of the valuation date and was calculated using a weighted average cost of capital (“WACC”).

●	For the GPC method, the September 2024 Valuation looked to Fold’s historical and forecasted revenue metrics. The valuation applied a range of revenue multiples from the comparable guideline public companies used. These multiples were selected based on an evaluation of Fold’s historical and projected revenue growth rates in addition to expected EBITDA margins and EBITDA growth in comparison to the GPCs. Weighting was applied to the identified guideline public companies to obtain multiples that most appropriately reflected Fold’s current performance and financial metrics.

Similar to the December 2023 Valuation, an OPM was used to allocate the implied equity value under the remaining private company scenario across the outstanding securities as of the Valuation Date. Additional key assumptions included a holding period of less than 1 year, a re-levered equity volatility, a risk-free rate, and a discount for lack of marketability.

* * *

November 26, 2024

Any comments or questions regarding the foregoing should be directed to the Company’s counsel, Derick Kauffman, at 610-205-6038. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Bracebridge H. Young, Jr.
Bracebridge H. Young, Jr.
President and Chief Executive Officer

cc:	(via email)
Ryan Maierson, Latham & Watkins LLP Derick Kauffman, Stevens & Lee PC